UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

Inari Medical, Inc.

(Name of Subject Company (Issuer))

Eagle 1 Merger Sub, Inc.

(Name of Filing Person (Offeror))

A wholly owned subsidiary of

Stryker Corporation

(Name of Filing Person (Parent of Offeror))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

45332Y109

(CUSIP Number of Class of Securities)

Robert S. Fletcher

Stryker Corporation

1941 Stryker Way

Portage, Michigan 49002

(269) 385-2600

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Seth H. Katz

Scott R. Williams

Sally Wagner Partin

Sidley Austin LLP

One South Dearborn

Chicago, Illinois 60603

(312) 853-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 2 (“Amendment No. 2”) to the Tender Offer Statement on Schedule TO amends and supplements the Schedule TO (together with the exhibits thereto, and as previously amended or supplemented, the “Schedule TO”) originally filed on January 17, 2025 by Stryker Corporation, a Michigan corporation (“Parent”), and Eagle 1 Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Offeror”). This Amendment No. 2 and the Schedule TO relate to the offer by Offeror to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Inari Medical, Inc., a Delaware corporation (“Inari”), for $80.00 per Share, net to the seller in cash, without interest and subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 17, 2025 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Capitalized terms used, but not otherwise defined, in this Amendment No. 2 shall have the meanings ascribed to them in the Offer to Purchase. Except as set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 2.

Items 1 through 9, and Item 11.

The Offer to Purchase and Items 1 through 9 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

(a)	The following is hereby added as a new section at the end of the Offer to Purchase:

“19. Expiration of the Offer

The Offer and withdrawal rights expired at one minute following 11:59 P.M., New York City Time, on February 18, 2025 (such date and time, the “Expiration Time”). The Depository has advised that, as of the Expiration Time, 48,504,444 Shares had been validly tendered (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received”) and not validly withdrawn pursuant to the Offer, representing approximately 81.69% of the Shares outstanding at the Expiration Time. In addition, Notices of Guaranteed Delivery had been delivered for 1,541,960 Shares, representing approximately 2.60% of the Shares outstanding at the Expiration Time. The number of Shares validly tendered (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received”) and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition.

All conditions to the Offer having been satisfied or waived as of the Expiration Time, on February 19, 2025, Offeror accepted for payment all Shares validly tendered and not validly withdrawn prior to the Expiration Time, and payment of the Offer Consideration for such Shares will be made promptly in accordance with the terms of the Offer and the Merger Agreement.

Following the Expiration Time and acceptance for payment of the Shares, Parent completed its acquisition of Inari by consummating the Merger pursuant to the terms of the Merger Agreement and without a meeting of stockholders of Inari in accordance with Section 251(h) of the DGCL. At the Merger Effective Time, Offeror was merged with and into Inari, with Inari continuing as the Surviving Corporation and a wholly owned subsidiary of Parent, and each Share not acquired pursuant to the Offer (other than Shares (i) owned by Inari or any wholly owned subsidiary of Inari as treasury stock or otherwise, (ii) owned, directly or indirectly, immediately prior to the Merger Effective Time, by Parent or Offeror or any other wholly owned subsidiary of Parent, or (iii) owned by any stockholders who have properly exercised their appraisal rights under Section 262 of the DGCL) was cancelled and converted into the right to receive the Offer Consideration, less any applicable withholding taxes.

Following the Merger, the Shares will be delisted and will cease to trade on Nasdaq. Parent and Inari intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of Inari’s reporting obligations under the Exchange Act as promptly as practicable.

On February 19, 2025, Parent issued a press release announcing the expiration and results of the Offer and the consummation of the Merger. The full text of the press release is filed as Exhibit (a)(5)(C) to the Schedule TO and is incorporated herein by reference.”

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(C)	Press Release by Parent, dated February 19, 2025.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2025

EAGLE 1 MERGER SUB, INC.

By:	/s/ Tina S. French
Name: Tina S. French
Title: Vice President and Corporate Secretary

STRYKER CORPORATION

By:	/s/ J. Andrew Pierce
Name: J. Andrew Pierce
Title: Group President, MedSurg and Neurotechnology